                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  OpenTV Corp.
                                (Name of Issuer)

                         A Ordinary Shares, no par value
                         (Title of Class of Securities)

                                     G675431
                                 (CUSIP Number)

                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 2002
             (Date of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 Page 1 of 14 pages

CUSIP NO. G675431
                NAMES OF REPORTING PERSONS

                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1

                Liberty Media Corporation

                84-1288730

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]

                (b) [*]
      3         SEC USE ONLY
      4         SOURCE OF FUNDS 00

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                           7      SOLE VOTING POWER
   NUMBER OF                      32,823,866
    SHARES
 BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY EACH                    0
REPORTING PERSON
                           9      SOLE DISPOSITIVE POWER
                                  32,823,866 **

                          10      SHARED DISPOSITIVE POWER
                                   0

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                32,823,866

      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES [ ]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                46.14%***

                TYPE OF REPORTING PERSON

      14

                CO

* This Statement on Schedule 13D describes certain provisions of an Investors' Rights Agreement, dated as of October 23, 1999 (the "Investors' Rights Agreement"), among the OpenTV Corp. (the "Issuer"), MIH Limited, Sun Microsystems, Inc., LDIG OTV, Inc. ("LDIG OTV"), General Instruments Corporation, News America Incorporated, TWI-OTV Holdings, Inc., American Online, Inc., Sun TSI Subsidiary, Inc. and OTV Holdings Limited relating to the ownership of capital stock of Issuer. The Reporting Person is not a party to the Investors' Rights Agreement.

                                 Page 2 of 14 pages

** Includes (a) 2,313,716 A Ordinary Shares of the Issuer held of record by LDIG OTV, which is an indirect wholly owned subsidiary of Liberty Media Corporation ("Liberty Media"), (b) 303,996 A Ordinary Shares of the Issuer issuable upon conversion of 303,996 B Ordinary Shares of the Issuer held of record by LDIG OTV and (c) 30,206,154 A Ordinary Shares of the Issuer issuable upon conversion of 30,206,154 B Ordinary Shares of the Issuer held of record by Liberty Media. The Ordinary Shares held by LDIG OTV remain subject to certain transfer restrictions pursuant to the Investors' Rights Agreement.

*** Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Based on 40,625,289 of the Issuer's A Ordinary Shares issued and outstanding as of April 30, 2002, according to information provided to Liberty Media by the Issuer. Assumes the conversion of (a) 303,996 B Ordinary Shares of the Issuer held of record by LDIG OTV into an equal number of A Ordinary Shares of the Issuer and
      (b) 30,206,154 B Ordinary Shares of the Issuer held of record by Liberty Media into an equal number of A Ordinary Shares of the Issuer. Because the B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Ordinary Shares beneficially owned by Liberty Media constitute approximately 88.61% of the voting power of the outstanding Ordinary Shares of the Issuer.

                                 Page 3 of 14 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                  OPENTV CORP.

           This Statement on Schedule 13D/A (this "Statement") relates to the A Ordinary Shares ("A Ordinary Shares") of OpenTV Corp., a corporation incorporated in the British Virgin Islands ("OpenTV" or the "Issuer"). This Statement also relates to the A Ordinary Shares issuable upon conversion of B Ordinary Shares ("B Ordinary Shares," and together with the A Ordinary Shares, the "Ordinary Shares") of the Issuer. This Statement amends and supplements the Statement on Schedule 13D filed by Liberty Media Corporation, a Delaware corporation ("Liberty Media" or the "Reporting Person"), on July 22, 2002 (the "Original Statement"). This Statement constitutes Amendment No. 1 to the Original Statement. Capitalized terms used but not defined in this Statement shall have the respective meanings ascribed thereto in the Original Statement.

ITEM 2.         IDENTITY AND BACKGROUND.

           Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:

           Schedule 1 attached to this Statement amends and restates Schedule 1 as filed with the Original Statement and contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

           Each person listed on Schedule 1 (collectively, the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such

                                 Page 4 of 14 pages
proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS.

           Item 3 of the Original Statement is hereby amended and supplemented to include the following information:

           As previously reported, Liberty Media and LDIG OTV entered into the Stock Purchase Agreement with MIH and OTVH on May 8, 2002. In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the parties entered into an Amendment to Stock Purchase Agreement, dated as of August 27, 2002 (the "SPA Amendment"). Among other things, the SPA Amendment provided that:

            (i) the Purchase Price would be paid 25% in cash and 75% in Liberty Stock, resulting in the payment to OTVH of $46,239,567.32 in cash and the delivery of 15,385,836 shares of Liberty Stock; and

            (ii) MIH and OTVH waived and agreed not to exercise any rights they have under the Investors Rights Agreement, the SSI Shareholders' Agreement and the Sun Stockholders Agreement.

           Although AOL and TWI-OTV had previously notified MIH of their exercise of their "tag-along rights" pursuant to the Investors Rights Agreement, neither of such companies sold Ordinary Shares to the Purchasers at the closing under the Stock Purchase Agreement. In the SPA Amendment, the Purchasers, on the one hand, and MIH and OTVH, on the other, acknowledged their respective belief that the Proposed Joinder Agreement (as defined in the SPA Amendment) complied with the requirements of the Investors Rights Agreement and that each of the Purchasers, MIH and OTVH had complied with their obligations under the Stock Purchase Agreement in respect of the "tag-along rights" provided in the Investors Rights Agreement.

           The description of the SPA Amendment contained in this Statement is qualified in its entirety by reference to the text of the SPA Amendment, which is filed as an exhibit to this Statement and is hereby incorporated by reference herein.

           At the closing under the Stock Purchase Agreement, the Purchasers paid to OTVH $46,239,567.32 in cash and delivered 15,385,836 shares of Liberty Stock to OTVH and OTVH delivered to LDIG OTV an aggregate of 365,460 A Ordinary Shares and to Liberty Media an aggregate of 30,206,154 B Ordinary Shares. The funds for the cash portion of the Purchase Price were provided from the working capital of Liberty Media.

ITEM 4.              PURPOSE OF TRANSACTION.

           Item 4 of the Original Statement is hereby amended and supplemented to include the following information:

                                 Page 5 of 14 pages

           Following the consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Person beneficially owns an aggregate of 2,313,716 A Ordinary Shares and 30,510,150 B Ordinary Shares. Such Ordinary Shares constitute approximately 46.14% of the outstanding A Ordinary Shares of the Issuer, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act, and represent approximately 88.61% of the outstanding voting power of the Ordinary Shares, based upon information provided by the Issuer with respect to the number of Ordinary Shares outstanding as of April 30, 2002.

           As a result of its ownership of Ordinary Shares, and the voting power attributable thereto, the Reporting Person has the ability to elect all of the members of the Issuer's board of directors and, subject to applicable law and the terms of the Sun Stockholders Agreement, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer's Memorandum of Association and Articles of Association, subject to certain veto rights of SSI. As contemplated by the Stock Purchase Agreement, immediately prior to the consummation of the transactions contemplated by the Stock Purchase Agreement (a) OTVH caused Messrs. Jacobus Stofberg, Jacobus Bekker and Jan Steenkamp to resign from the board of directors of OpenTV, (b) the board of directors of OpenTV appointed Messrs. Robert R. Bennett, Peter C. Boylan III, J. David Wargo and Anthony G. Werner to serve as directors of OpenTV until their respective successors are duly elected and qualified, (c) OTVH caused Messrs. Steve Pacak, Allan Rosenzweig and Steve Ward to resign from the board of directors of OpenTV and (d) Mr. David Steel resigned from the board of directors of OpenTV. Mr. James Ackerman, who served as a director of OpenTV prior to the consummation of the transactions contemplated by the Stock Purchase Agreements, continues to serve as a director of OpenTV. Each of Messrs. Bennett, Boylan and Werner are officers and/or directors of the Reporting Person and/or Liberty Broadband Interactive Television, Inc. ("LBIT"), a subsidiary of Liberty Media. The total authorized size of OpenTV's board of directors is 11 members, and, accordingly, there are currently six vacancies on OpenTV's board of directors.

           The Reporting Person currently intends to transfer all of the B Ordinary Shares acquired by it pursuant to the Stock Purchase Agreement to LBIT.

           On May 8, 2002, the Reporting Person entered into a letter agreement (as such letter agreement was subsequently amended, the "Letter Agreement") with ACTV, Inc. ("ACTV") with respect to a potential acquisition (the "Potential Acquisition") by merger of all of the outstanding capital stock of ACTV by Liberty Media or a controlled affiliate of Liberty Media and certain related matters. The Reporting Person beneficially owns approximately 16% of the outstanding common stock of ACTV. Subsequent to the execution of the Letter Agreement, representatives of the Reporting Person and of LBIT commenced a due diligence investigation of ACTV's business and assets as well as negotiations with ACTV of definitive documentation for the Potential Acquisition. During the course of its investigation, the Reporting Person determined that the business and assets of ACTV could be compatible with the business and assets of OpenTV and that it might be desirable for OpenTV, rather than the Reporting Person, to acquire ACTV. Following the consummation of the transactions contemplated by the Stock Purchase Agreement, representatives of the Reporting Person proposed to the Board of Directors of OpenTV that OpenTV, rather than the Reporting Person, consider acquiring ACTV. After consideration of such proposal, the Board of Directors of OpenTV determined that an acquisition

                                 Page 6 of 14 pages
of ACTV would be in the best interests of OpenTV, and thereafter representatives of OpenTV commenced negotiations regarding the acquisition by OpenTV of ACTV. On September 26, 2002, OpenTV and ACTV entered into an Agreement and Plan of Merger (the "ACTV Merger Agreement") providing for the acquisition by OpenTV of ACTV in exchange for A Ordinary Shares. The board of directors of OpenTV unanimously approved the ACTV Merger Agreement and the transactions contemplated thereby. The transactions contemplated by the ACTV Merger Agreement are subject to certain conditions, including (a) the receipt of required regulatory approvals, including the expiration or termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (b) the approval of the ACTV Merger Agreement by the stockholders of ACTV and (c) the approval of the issuance of A Ordinary Shares pursuant to the ACTV Merger Agreement by the stockholders of OpenTV. As a result of its beneficial ownership of A Ordinary Shares and B Ordinary Shares, the Reporting Person will be able to control the vote of OpenTV's stockholders with respect to the approval of the issuance of A Ordinary Shares pursuant to the ACTV Merger Agreement.

           On August 22, 2002, Wink Interactive, Inc., a Delaware corporation and a wholly owned subsidiary of LBIT ("Wink Interactive"), acquired all of the issued and outstanding capital stock of Wink Communications, Inc., a Delaware corporation ("Wink Communications"), pursuant to an Agreement and Plan of Merger, dated as of June 23, 2002 (the "Wink Merger Agreement"), by and among LBIT, Wink Interactive, Walnut Merger Corp., a Delaware corporation, Wink Communications and the Reporting Person. The total consideration paid in such merger was approximately $99.9 million in cash. Following this acquisition, the Reporting Person determined that the assets and business of Wink Communications could be compatible with the business and assets of OpenTV, and proposed that OpenTV acquire Wink Communications from the Reporting Person. After consideration, OpenTV's board of directors determined that it would be in the best interests of OpenTV to acquire Wink Communications, and OpenTV and the Reporting Person thereafter commenced negotiations regarding the terms upon which the Reporting Person would agree to sell Wink Communications to OpenTV. Following such negotiations, on September 26, 2002, LBIT, OpenTV and OpenTV US Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of OpenTV ("OpenTV US Holdings"), entered into a Stock Purchase Agreement (the "Wink Stock Purchase Agreement") pursuant to which LBIT has agreed to sell to OpenTV US Holdings, and OpenTV US Holdings has agreed to purchase from LBIT, all of the issued and outstanding capital stock of Wink Interactive for an aggregate purchase price of $101 million in cash, which represents the amount of the purchase price paid by Wink Interactive pursuant to the Wink Merger Agreement, plus the amount of expenses incurred by the Reporting Person and LBIT in connection with the transactions contemplated by the Wink Merger Agreement. Wink Interactive is a holding company that holds no assets other than all of the outstanding shares of Wink Communications capital stock. The board of directors of OpenTV unanimously approved the Wink Stock Purchase Agreement and the transactions contemplated thereby. The Reporting Person anticipates that the transactions contemplated by the Wink Stock Purchase Agreement will be consummated promptly.

           The descriptions of the ACTV Merger Agreement and the Wink Stock Purchase Agreement contained in this Statement are qualified in their entirety by reference to the text of the ACTV Merger Agreement and the Wink Stock Purchase Agreement, which are filed or



                                Page 7 of 14 pages
incorporated by reference as exhibits to this Statement and are hereby incorporated by reference herein.

           As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer ceased to be a "foreign private issuer" as defined in Rule 3b-4 promulgated under the Exchange Act and, accordingly, (a) the Issuer is now required to file periodic and current reports pursuant to the Exchange Act in the same manner as a United States issuer and (b) the Issuer is now subject to Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

           The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the Ordinary Shares owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer, the industries in which the Issuer operates and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the A Ordinary Shares.

           Except as described in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Memorandum of Association or Articles of Association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

                                 Page 8 of 14 pages

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 of the Original Statement is hereby amended and supplemented to include the following information:

           (a) The Reporting Person presently beneficially owns 2,313,716 A Ordinary Shares and 30,510,150 B Ordinary Shares. Each B Ordinary Share is convertible at any time into one of the Issuer's A Ordinary Shares. Based on 40,625,289 A Ordinary Shares issued and outstanding at April 30, 2002, according to information provided by the Issuer, the Reporting Person beneficially owns approximately 46.14%% of the A Ordinary Shares, calculated pursuant to Rule 13d-3 promulgated under the Exchange Act.

           (b) Except as described in this Statement and the Original Statement, the Reporting Person has the sole power to direct the voting of the Ordinary Shares beneficially owned by it and to direct the disposition of such Ordinary Shares.

           (c) Except as described in this Statement, no transaction in the Ordinary Shares has been effected by the Reporting Person or by any of the
Schedule 1 Persons during the past 60 days.

           (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially the Reporting Person.

           (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Original Statement is hereby amended and supplemented to include the following information:

           The information set forth in Item 3 of this Statement is incorporated by reference herein.

                                 Page 9 of 14 pages

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT NO.           EXHIBIT
-----------           -------

            7(a)  C-1 Convertible Preference Shares and Warrant Purchase
                  Agreement, dated as of October 23, 1999, among OpenTV Corp.,
                  OpenTV, Inc., America Online, Inc., General Instrument
                  Corporation, LDIG OTV, Inc., News America Incorporated and
                  TWI-OTV Holdings, Inc., (incorporated by reference to Exhibit
                  10.11 to Amendment No. 1 to the Registration Statement on Form
                  F-1 of OpenTV Corp., filed November 10, 1999).

            7(b)  Stock Purchase Agreement, dated May 8, 2002, among Liberty
                  Media Corporation, LDIG OTV, Inc., MIH Limited and OTV
                  Holdings Limited (incorporated by reference to Exhibit 7(b) to the Statement on Schedule 13D of Liberty Media Corporation with respect to A Ordinary Shares of OpenTV Corp., filed July
                  22, 2002).*


            7(c)  Amended and Restated Stockholders' Agreement, dated October
                  23, 1999, among OpenTV Corp., OpenTV Inc., OTV Holdings
                  Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc.
                  (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999).

            7(d) Investors' Rights Agreement dated as of October 23, 1999, among OpenTV Corp, AOL-Time Warner, Inc. (formerly America
                  OnLine, Inc.), General Instrument Corporation, LDIG OTV, News
                  America Incorporated, TWI-OTV Holdings Inc., OTV Holdings
                  Limited, Sun TSI Subsidiary, Inc., MIH (BVI) Ltd. and Sun
                  Microsystems, Inc. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1
                  of OpenTV Corp., filed November 18, 1999)

            7(e)  Letter Agreement, dated October 23, 1999, among Liberty
                  Digital, Inc., America Online, Inc., News America
                  Incorporated, Time Warner Inc. and General Instrument
                  Corporation (incorporated by reference to Exhibit 7(e) to the Statement on Schedule 13D of Liberty Media Corporation with respect to A Ordinary Shares of OpenTV Corp., filed July 22,
                  2002).

            7(f) Amendment to Stock Purchase Agreement, dated August 27, 2002, among Liberty Media Corporation, LDIG OTV, Inc., MIH Limited and OTV Holdings Limited (incorporated by reference to Exhibit
                  4.3 to Amendment No. 1 to the Registration statement on Form
                  S-3 of Liberty Media Corporation, filed September 16, 2002).*


            7(g) Agreement and Plan of Merger, dated as of September 26, 2002, by and among OpenTV Corp., ACTV Merger Sub, Inc., and ACTV,
                  Inc. (incorporated by reference to Exhibit 99.1 to the Current
                  Report on Form 8-K of ACTV, Inc. filed on October 2, 2002).

            7(h) Stock Purchase Agreement, dated as of September 26, 2002, by and among

*Confidential treatment granted.


                                Page 10 of 14 pages

       OpenTV Corp., OpenTV US Holdings, Inc. and Liberty Broadband Interactive Television, Inc.

                                Page 11 of 14 pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2002



                                         LIBERTY MEDIA CORPORATION

                                         By:   /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                              Elizabeth M. Markowski
                                              Senior Vice President

                                         LIBERTY DIGITAL, INC.



                                         By:   /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                              Elizabeth M. Markowski
                                              Senior Vice President

                                         LDIG OTV, INC.



                                         By:   /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                              Elizabeth M. Markowski
                                              Senior Vice President

                                Page 12 of 14 pages

                                  EXHIBIT INDEX

EXHIBIT NO.           EXHIBIT
-----------           -------
            7(a)  C-1 Convertible Preference Shares and Warrant Purchase
                  Agreement, dated as of October 23, 1999, among OpenTV Corp.,
                  OpenTV, Inc., America Online, Inc., General Instrument
                  Corporation, LDIG OTV, Inc., News America Incorporated and
                  TWI-OTV Holdings, Inc., (incorporated by reference to Exhibit
                  10.11 to Amendment No. 1 to the Registration Statement on Form
                  F-1 of OpenTV Corp., filed November 10, 1999).

            7(b)  Stock Purchase Agreement, dated May 8, 2002, among Liberty
                  Media Corporation, LDIG OTV, Inc., MIH Limited and OTV
                  Holdings Limited (incorporated by reference to Exhibit 7(b) to the Statement on Schedule 13D of Liberty Media Corporation with respect to A Ordinary Shares of OpenTV Corp., filed July
                  22, 2002).*


            7(c)  Amended and Restated Stockholders' Agreement, dated October
                  23, 1999, among OpenTV Corp., OpenTV Inc., OTV Holdings
                  Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc.
                  (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999).

            7(d) Investors' Rights Agreement dated as of October 23, 1999, among OpenTV Corp, AOL-Time Warner, Inc. (formerly America
                  OnLine, Inc.), General Instrument Corporation, LDIG OTV, News
                  America Incorporated, TWI-OTV Holdings Inc., OTV Holdings
                  Limited, Sun TSI Subsidiary, Inc., MIH (BVI) Ltd. and Sun
                  Microsystems, Inc. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1
                  of OpenTV Corp., filed November 18, 1999)

            7(e)  Letter Agreement, dated October 23, 1999, among Liberty
                  Digital, Inc., America Online, Inc., News America
                  Incorporated, Time Warner Inc. and General Instrument
                  Corporation (incorporated by reference to Exhibit 7(e) to the Statement on Schedule 13D of Liberty Media Corporation with respect to A Ordinary Shares of OpenTV Corp., filed July 22,
                  2002).

            7(f) Amendment to Stock Purchase Agreement, dated August 27, 2002, among Liberty Media Corporation, LDIG OTV, Inc., MIH Limited and OTV Holdings Limited (incorporated by reference to Exhibit
                  4.3 to Amendment No. 1 to the Registration statement on Form
                  S-3 of Liberty Media Corporation, filed September 16, 2002).*

            7(g) Agreement and Plan of Merger, dated as of September 26, 2002, by and among OpenTV Corp., ACTV Merger Sub, Inc., and ACTV,
                  Inc. (incorporated by reference to Exhibit 99.1 to the Current
                  Report on Form 8-K of ACTV, Inc. filed on October 2, 2002).

            7(h) Stock Purchase Agreement, dated as of September 26, 2002, by and among OpenTV Corp., OpenTV US Holdings, Inc. and Liberty
                  Broadband Interactive Television, Inc.

*Confidential treatment granted.

                                Page 13 of 14 pages

                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

           The name and present principal occupation of each director and executive officer of the Reporting Persons are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

    Name and Business Address                 Principal Occupation
    -------------------------                 --------------------
    John C. Malone                            Chairman of the Board and Director of Liberty Media

    Robert R. Bennett                         President, Chief Executive Officer and Director of Liberty
                                              Media

    Donne F. Fisher*                          Director of Liberty Media; President of Fisher Capital
                                              Partners Ltd.

    Gary  S. Howard                           Executive Vice President, Chief Operating Officer and
                                              Director of Liberty Media; Chairman of the Board and
                                              Director of Liberty Satellite & Technology, Inc.

    Paul A. Gould*                            Director of Liberty Media; Managing Director of Allen &
           Allen & Company Incorporated       Company Incorporated
           711 5th Avenue, 8th Floor
           New York, NY 10022

    Jerome H. Kern*                           Director of Liberty Media; Consultant, Kern Consulting LLC
           Kern Consulting LLC
           4600 S. Syracuse Street
           Denver, CO 80237

    Kim Magness*                              Director of Liberty Media

    David E. Rapley*                          Director of Liberty Media

    Larry E. Romrell*                         Director of Liberty Media

    David J.A. Flowers                        Senior Vice President and Treasurer of Liberty Media

    Elizabeth M. Markowski                    Senior Vice President of Liberty Media

    Charles Y. Tanabe                         Senior Vice President, General Counsel and Secretary of
                                              Liberty Media

    Albert E. Rosenthaler                     Senior Vice President of Liberty Media

    Christopher W. Shean                      Senior Vice President and Controller of Liberty Media

* Not a director or executive officer of Liberty Digital or LDIG OTV.

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